[redacted]

08001256

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC
850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

DATE: February 25, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1219649
FILING TYPE	Management Proxy Materials
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	Management information circular Letter to Shareholders Notice of meeting Form of Proxy (x2) Financials Request Form
FEES PAID	N/A
DATE FILED	February 22, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

dlw 3/17

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

DATE: February 25, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1219652
FILING TYPE	Annual Report
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	Annual Report
FEES PAID	N/A
DATE FILED	February 22, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

For Release: 6am MT, February 20, 2008

COLD-fX® EXPLORES CHILDREN'S MARKET: CV TECHNOLOGIES RELEASES POSITIVE SAFETY RESULTS OF PILOT CLINICAL TRIAL AS FIRST STEP

Edmonton, AB (CVQ – TSX) CV Technologies today announced positive safety results in a pilot clinical trial as the first step in developing a children's formulation of COLD-fX® - the # 1 selling cold and flu remedy in Canada.

The randomized, double-blind, placebo-controlled study was designed to measure the safety and tolerability of COLD-fX for treatment of cold and flu in children. Acute three-day doses of COLD-fX were well tolerated with no serious adverse events, or differences in adverse events versus the placebo group. The research was also successful in determining effect size, which enables appropriate statistical planning of a potential efficacy study.

"There is clearly a great need and substantial market for a safe and effective product to treat cold and flu in children, who suffer from these ailments much more often than adults," said Jacqueline Shan, PhD, DSc, President, CEO and Chief Scientific Officer of CV Technologies. "While further clinical studies are needed before COLD-fX can be recommended for those under 12, the results of our research are promising for development of a children's formulation. We are evaluating plans for the next stage of our pediatric research, as one element of our strategy to expand our product pipeline."

Seventy-five children between the ages of three and 12 were recruited in Edmonton for the study, which was conducted in the winter of 2005-2006. Of those children, 46 developed an upper respiratory tract infection (URTI) and they were randomly assigned to receive acute three-day treatment with either a placebo or COLD-fX (two weight based dosage levels).

The trial was approved by Health Canada and the University of Alberta Ethics Committee and conducted in collaboration with pediatric researchers in the Faculty of

Medicine at the University of Alberta, Edmonton, Canada. The findings were presented at two major scientific conferences, including the Annual Symposium on Complementary Health Care in Exeter, England, the longest running conference in its field.

This is the first time COLD-fX, a naturally derived extract of North American Ginseng, has been studied for use in children. It comes at a time when Health Canada and the FDA in the U.S. are reviewing the dosage and efficacy of roughly 800 children's cough and cold remedies, particularly for children under the age of six. A recent study by the Centers for Disease Control and Prevention (CDC) says over 7,000 children under 12 are treated each year in U.S. hospital emergency rooms for adverse drug reactions from cough and cold medications.

ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX® - strengthens the immune system and is widely used as a leading over the counter remedy (OTC) for preventing and relieving cold and flu infections. In the United States it is marketed as an immune enhancing dietary supplement. COLD-fX continues to rank as the number one selling cold and flu remedy in Canada (ACNielsen's MarketTrack National all Channel service for the categories of Cold Remedies and Supplements & Products, 52 weeks ending December 22, 2007). COLD-fX®, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) Process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics. The CBP process also provides a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits.

MEDIA CONTACT:

Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.coldfx.com

Forward Looking Information

This news release contains forward-looking information that is subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this document, including those comments predicting the timing and/or initiation of clinical trials, particularly those related to pediatric clinical trials, clinical trial results and associated regulatory clearances, new areas of potential development for our platform technology and whether or not those areas will be pursued. Factors which could cause actual results or events to differ include, but are not limited to: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; product development and the risk that clinical trials may not demonstrate the safety and efficacy required to satisfy the regulatory authorities. Although we believe that the forward-looking information

contained herein is reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking information within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking information is expressly qualified in its entirety by this cautionary statement. The Company assumes no duty to update or revise forward looking information, except as may be required pursuant to applicable laws. The Company is a 12g3-2(b) SEC registrant.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

DATE: February 21, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1218504
FILING TYPE	News Releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	February 20, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

February, 2008

President's Letter to Shareholders

Dear Shareholders:

Fiscal 2007 represented a crossroads for CV Technologies. We were tested by events that followed several years of rapid growth. Still, the fundamentals of our business remain strong – and we have acted decisively and methodically to enhance our structure and refocus our efforts. Recently, we announced solid results for the first quarter of fiscal 2008, which was one of the most profitable in our history. Furthermore, midway through the second quarter, we believe we are on track to meet our growth and profitability goals for fiscal 2008. This achievement highlights our ability to address last year's issues. We are well along the road to implementing strategies that position us, both fiscally and tactically, to capitalize on compelling market opportunities.

Fiscal 2007 Challenges

As is the situation with many Canadian companies with great success domestically, CV Technologies encountered unexpected market challenges in the United States. In the fall of 2006, encouraged by enthusiasm from American retailers, we launched COLD-fX® in the U.S. In the face of unexpectedly high return rates from U.S. retailers, we announced on April 11, 2007 that we would restate our financial results, due to a reconsideration of the way we apply our revenue recognition policy.

As a result of our announcement, Securities Commissions in Alberta, British Columbia and Ontario issued interim trading halts on our shares. After restated financials were released, trading in the shares resumed on July 11, 2007.

Marketing and promotional costs associated with the U.S. launch contributed to our disappointing financial performance in fiscal 2007. We recorded a loss after tax of $9.8 million compared to restated fiscal 2006 earnings after tax of $0.6 million. Annual net sales rose slightly to $42.0 million from restated fiscal 2006 net sales of $41.4 million. The challenges we faced diverted management attention from our core Canadian business, which nonetheless posted a year of higher earnings before tax on virtually unchanged sales, after two years of dramatic growth.

Refocusing on our Core Business

In July 2007 we outlined priorities essential to driving our business forward and we are diligently pursuing them.

We strengthened our management team by hiring Ross Montagano as our Chief Operating Officer. He is an experienced executive who can ensure that we skillfully execute our business strategies. This was a newly created position for our Company and Ross' presence reflects our determination to efficiently and cost-effectively manage growth.

The operational turnaround that we have accomplished involved cutting costs, while shifting our focus back to Canada, and restructuring our marketing efforts. Our objectives include returning our business to double digit revenue growth as quickly as possible. We hired a new and proven Vice President, Sales in Fred Pittman, and he is engaged in building a strong internal sales team tailored to maximizing the potential of the Canadian market. We have revamped our Canadian marketing approach with better targeted campaigns to reach health conscious consumers, including our first ever use of television advertising.

The changes underway in our sales and marketing organization are crucial to our future success. We see great promise not only in our principal markets of Western Canada and Ontario, but also in areas like Quebec and the Maritime Provinces. In fiscal 2008 we will open a sales office in Montreal – our first in Quebec – to complement our existing offices in Edmonton and Toronto.

We still believe that the U.S. offers attractive prospects under the right circumstances. However, we have adopted a measured approach to U.S. growth, and we are continuing to ensure that costs associated with any opportunities we pursue are proportionate to our resources and prudently aligned with sales levels. We will concentrate on existing customers and a limited number of select new ones, targeting the northeastern part of the country. We would contemplate a significant business thrust into the U.S. eventually, under the right conditions, including in conjunction with a partner.

In light of the U.S. Food and Drug Administration's (FDA) recent approval of the first botanical drug product, we are engaging clinical and regulatory experts to evaluate the level of evidence required for a botanical drug registration. This registration, if attained, would permit us to make therapeutic claims with respect to colds and therefore strengthen our marketing message in the U.S.

COLD-fX

There were many positive developments in fiscal 2007 regarding the recognition and performance of our flagship product, COLD-fX. In February 2007, Health Canada approved the

daily use of COLD-fX to help prevent colds and flu by boosting the immune system, as well as to provide relief from symptoms of colds and flu. Consequently, CV Technologies has a product license and natural product number (NPN) for COLD-fX and can publicly state that it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system". The claim category for COLD-fX– non-traditional and therapeutic – is the most rigorous allowed under the Natural Health Products regulations and requires support by scientific evidence such as clinical trials.

COLD-fX is the best-selling cold and flu remedy in Canada, based on ACNielsen tracking* – and the number one pharmacist-recommended natural cold remedy for the second year in a row, according to *Pharmacy Post***. COLD-fX was included in the 2007 *Physicians Desk Reference®* – used by most U.S. doctors, hospitals and pharmacies.

The treatment phase of a COLD-fX clinical trial at Hackensack University Medical Centre in New Jersey was completed and analysis is underway. The trial was designed to assess the safety and immune enhancing effects of a three-day dose of COLD-fX on front line medical workers. Another trial now in the analysis phase was run in four major Canadian cities and is studying the effects of a two-fold higher dose of COLD-fX on upper respiratory infections in vaccinated seniors. As well, we have completed a pilot clinical trial, with positive results, which measured the safety and tolerability of COLD-fX for treatment of cold and flu in children.

In April 2007, Edmonton became the first urban centre in North America to stockpile COLD-fX for police, firefighters and paramedics, as part of its influenza pandemic preparedness plan.

Directions for Growth

CV Technologies has an excellent science and intellectual property foundation that enables us to remain a leader in the natural health products industry and to establish a pipeline for future brands and business relationships.

We moved into our new corporate headquarters and research and development facility in Edmonton in December 2007.

This creates long-range opportunities to strengthen and brand our capabilities in R&D and ChemBioPrint®, our differentiating technology that enables discoveries of novel evidence-based proprietary products and ensures consistency batch to batch.

We have multiyear plans for product development and clinical trials, and we will make ongoing investments in R&D. We have filed an NPN application for COLD-fX® Extra Strength with the Natural Health Products Directorate. The product was introduced in the fall of 2007 to brisk sales and, given the strong reception, we are evaluating the potential for other line extensions of COLD-fX. Research is ongoing in a number of promising areas. For example, we propose to move to the next stage of our plan to develop a COLD-fX formulation for children, by initiating a clinical trial to assess the product's efficacy.

In addition, we continue to explore our proprietary compound's potential application in cancer treatment and supportive therapy, as a follow-up to a successful, mid-2006 McGill University pre-clinical study.

We are also engaged in research on the application of our proprietary products and technology to a number of serious and common medical conditions, including metabolic syndrome and high blood pressure management.

Our Company's value extends well beyond our product lines – both existing and under development. We are talking to potential strategic partners, with the goal to develop, for global distribution, new products and extensions to CV Technologies' existing lines. Moreover, we are discussing the licensing of our human natural health product intellectual property for use in unexplored industries to generate substantial market opportunities worldwide. This is a relatively low-risk, low-cost approach to growth that we expect will, in time, build significant shareholder value.

From a financial viewpoint, we completed credit facilities with a new bank in October. Our cash flow and balance sheet are strong, and we believe we have access to sufficient capital to finance our ongoing operations and implement our growth plans. As well, we are finalizing a comprehensive, long-term strategic business plan that we will unveil in fiscal 2008.

Building for the future

Harry Buddle will retire from our Board of Directors at our Annual Meeting in March 2008. We are grateful for his years of service and wish him well. Ted Bilyea, Deputy Chair of the Science Advisory Board of Agriculture and Agri-food Canada and former Executive Vice-President of Maple Leaf Foods Inc., joined our Board in August 2007.

In February 2008 we welcomed two new Directors. Douglas Gilpin, a Chartered Accountant and retired partner with KPMG LLP, is a veteran of more than 30 years of business advisory and consultancy practice. He becomes Chairman of our Audit Committee. David T. Weyant, Q.C. is Vice President and General Counsel for the Calgary Health Region, one of the largest fully-integrated, publicly funded health care systems in Canada. He has practiced law for more than 17 years, both as a litigator and as a corporate/commercial lawyer. Mr. Weyant has negotiated transactions including securities, outsourcing, private/public partnerships, lending and financing.

I would like to extend my personal thanks to our shareholders, customers, employees and Directors for their continuing support under difficult circumstances in fiscal 2007. The business case remains sound for realizing our vision of developing and promoting evidence-based, safe and effective natural medicines for disease prevention and health maintenance. I am confident that our restructured operations position us well to achieve long-term profitable growth.

Jacqueline J. Shan, Ph.D., DSc.
President, CEO & Chief Scientific Officer

* ACNielsen MarketTrack National all Channel service for the categories of Cold Remedies and Supplements & Products, 52 weeks ending December 22, 2007.

**Pharmacy Post Annual Survey on OTC Counselling & Recommendations

CV Technologies Inc.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class COMMON SHARES

Holder Account Number

C9999999999 IND

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Form of Proxy - Annual General Meeting to be held on March 26, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:00 pm, Mountain Time, on Monday, March 24, 2008.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 014890 **HOLDER ACCOUNT NUMBER** C9999999999 **ACCESS NUMBER** 99999

CVQQ_PRX_35378/000001/000001

SAM SAMPLE

C9999999999 [redacted]

IND C03

Appointment of Proxyholder

I/We, being holder(s) of CV Technologies Inc. (the "Corporation") hereby appoint: Dr. Jacqueline Jie Shan, President, CEO & CSO, or failing her, Mr. Gordon Guy Tallman, Chairman of the Board

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of CV Technologies Inc. to be held at the Alberta Research Council, 250 Karl Clark Road, Edmonton, Alberta T6N 1E4 on Wednesday, March 26, 2008 at 4:00 PM (MST) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

1. Election of Directors

Management recommends that you vote FOR all of the nominees as further outlined in the accompanying Management Infon...

	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

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2. Appointment of Auditors

	For	Withhold
To appoint Ernst & Young LLP as the auditors of the Corporation for the ensuing year and to authorize the Board of Directors to fix their remuneration.	☐	☐

To transact such other business as may properly be brought before the Meeting or any adjournment(s) thereof.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

9 9 9 9 9 0 3 5 3 7 8 1 P S Z A R 2 C V Q Q

VOTING INSTRUCTION FORM
CV TECHNOLOGIES INC.

SEE VOTING INSTRUCTIONS ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM
WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: ANNUAL MEETING
MEETING DATE: WEDNESDAY, MARCH 26, 2008 AT 4:00 P.M. MST
RECORD DATE: FOR HOLDERS AS OF JANUARY 31, 2008
PROXY DEPOSIT DATE: MARCH 24, 2008
ACCOUNT NUMBER:
CUSIP: 126664101 CUID: P56323 E **CONTROL NO. :**

APPOINTEE(S) DR. JACQUELINE JIE SHAN, MR. GORDON GUY TALLMAN
IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S) **VOTING RECOMMENDATIONS**

1 *- ELECTION OF DIRECTORS FOR ALL OF THE NOMINEES AS FURTHER ---------->>> OUTLINED IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR. FOR 0010112 --->>>

2 *- TO APPOINT ERNST & YOUNG LLP AS THE AUDITORS OF THE CORPORATION --->>> FOR THE ENSUING YEAR AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION. FOR 0010200 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-474-7493 OR INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

RECEIVED
2008 MAR 13 A 10:47

THIS SPACE INTENTIONALLY LEFT BLANK.

ITEM(S) (FILL IN ONLY ONE BOX " " PER ITEM IN BLUE OR BLACK INK)

2 ITEM(S)
SHARE(S)

	FOR	WITHHOLD
1	☐	☐
2	☐	☐

CONTROL NO. →

Broadridge
5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

1
1
P56323 E
1 OF 1

CV TECHNOLOGIES INC.
9404-20TH AVENUE
EDMONTON, AB T6N 1G1
ATTN: JANE TULLOCH

• ISSUER CONFIRMATION COPY - INFO ONLY •
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.

SIGNATURE(S) INVALID IF NOT SIGNED DATE (DD/MM/YY)

☐ ← REQUEST FOR LEGAL PROXY: DO NOT MARK THIS BOX WITHOUT REVIEWING THE LEGAL PROXY SECTION ON THE REVERSE OF THIS FORM.

1 1-0001

VOTING INSTRUCTION FORM

CV TECHNOLOGIES INC.

SEE VOTING INSTRUCTION NO. _2_ ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE: ANNUAL MEETING
MEETING DATE: WEDNESDAY, MARCH 26, 2008 AT 04:00 P.M. MST
RECORD DATE: FOR HOLDERS AS OF JANUARY 31, 2008
PROXY DEPOSIT DATE: MARCH 24, 2008
126664101

1 1-0001

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS
1 *- ELECTION OF DIRECTORS FOR ALL OF THE NOMINEES AS FURTHER ---------->>> OUTLINED IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR.	FOR -->>> 0010112
2 *- TO APPOINT ERNST & YOUNG LLP AS THE AUDITORS OF THE CORPORATION --->>> FOR THE ENSUING YEAR AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION. *NOTE* THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. *NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.	FOR -->>> 0010200

TELEPHONE VOTE AT 1-800-454-8683
INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

CV TECHNOLOGIES INC.
ANNUAL MEETING TO BE HELD 03/26/08 AT 04:00 P.M. MST FOR HOLDERS AS OF 01/31/08

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

THIS SPACE INTENTIONALLY LEFT BLANK.

126664101
CO

P56322
07700000000000000000010000000025

ITEM(S) FILL IN ONLY ONE BOX " ▭ " PER ITEM IN BLUE OR BLACK INK

	FOR	WITHHOLD
1	☐	☐
2	☐	☐

A/C *** ISSUER COPY ***

FILL IN THE BOX " ▭ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING ☐

Broadridge

51 MERCEDES WAY
EDGEWOOD NY 11717

CV TECHNOLOGIES INC.
9604-20TH AVENUE
EDMONTON, AB T6N 1G1
ATTN: JANE TULLOCH

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) DATE

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV Technologies Inc.

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements by mail.

☐ **Annual Report**
Mark this box if you would like to receive the Annual Report by mail.

Rather than receiving financial statements by mail, you may choose to receive email notification by registering online at www.comptershare.com/mailinglist or you may wish to access these documents yourself at www.cvtechnologies.com. We encourage you to register for electronic delivery to reduce paper and costs. If you would like to receive either interim financial statements and/or the annual report in hard copy, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Name

Apt. Street Number Street Name

City Prov. / State Postal Code / Zip Code

TEST ONLY DO NOT MAIL

CVQQ 9NITE

9NITE03

CVQQ.BEN_IA_NPE.E.3171.PULLS/000001/000001/I

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

0ENNPP

Place Stamp Here

Computershare
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Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Dated February 1, 2008

CV TECHNOLOGIES INC.

February 1, 2008

TO OUR SHAREHOLDERS

On behalf of CV Technologies Inc.'s Board of Directors and employees, we are pleased to invite you to attend the CV Technologies Annual General Meeting of shareholders to be held at the Alberta Research Council, 250 Karl Clark Road, Edmonton, Alberta T6N 1E4, on Wednesday, March 26, 2008 at 4:00 p.m. MT.

We hope you will join us to hear what we have learned from the challenges of fiscal 2007 and how we are using this knowledge to move decisively toward a strong and profitable future.

The business to be considered at our annual meeting is described in the accompanying Notice of Annual General Meeting of Shareholders and Management Information Circular. We encourage you to take time to review this circular and to participate in the process by voting your shares. Whether you choose to vote by proxy or in person, we appreciate your participation in this important meeting.

Sincerely,

Gordon G. Tallman
Chairman of the Board

Jacqueline J. Shan, PhD, DSc.
President, Chief Executive Officer and
Chief Scientific Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CV TECHNOLOGIES INC.

Date and Time

Wednesday, March 26, 2008
4:00 p.m. MT

Place

Alberta Research Council, 250 Karl Clark Road, Edmonton, Alberta T6N 1E4

Business

The business of the meeting is to:

- Receive the consolidated financial statements of the Company for the year ended September 30, 2007 and the auditors' report on those statements;
- Elect Directors;
- Appoint auditors and authorize the Directors to fix their remuneration;
- Transact any other business properly brought before the meeting.

At the meeting you will have an opportunity to hear about our Company's 2007 performance and plans going forward. *The Management Information Circular* included with this notice is your guide to the business to be considered at the meeting.

Record Date

Shareholders of CV Technologies' common shares at the close of trading on the Toronto Stock Exchange on Thursday, January 31, 2008 will be entitled to receive notice of and vote at the meeting.

Voting

You do not have to vote in person at the meeting. The attached *Management Information Circular* tells you how to exercise your right to vote your shares by proxy. Our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 4:00 p.m. MT on Monday, March 24, 2008. Failure to properly complete or deposit a proxy may result in invalidation. The time limit for deposit of proxies may be waived by the Chairman at his discretion without notice.

In this *Management Information Circular*, "we", "us", "our", "Company", and "CV Technologies" refer to CV Technologies Inc. "You" and "your" refer to CV Technologies' shareholders. The information in this circular is as of February 1, 2008, unless indicated otherwise.

By order of the Board,

Jane Tulloch

Jane H. Tulloch
Corporate Secretary
Edmonton, Alberta
February 1, 2008

MANAGEMENT INFORMATION CIRCULAR
TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR

ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS

We are providing this circular and proxy materials to you in connection with CV Technologies' Annual General Meeting of shareholders on March 26, 2008. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote.

This circular describes the items to be voted on at the meeting and the voting process, and provides information about executive compensation, our corporate governance practices and other matters.

Please see the "Voting Information" section below for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

VOTING INFORMATION

What is the business of the meeting?

At the meeting, shareholders are voting on two items: (1) the election of Directors of the Company; and (2) the appointment of Ernst & Young LLP as auditors of the Company and the authorization of the Directors to fix the auditors' remuneration. We are not aware of any other matters to be considered at the meeting. However, you may also vote on any other business that may properly come before the meeting.

Who can vote?

Holders of common shares of the Company ("Common Shares") as of January 31, 2008 are entitled to vote at the meeting. Each Common Share is entitled to one vote. On January 31, 2008, there were 105,401,006 Common Shares outstanding.

If you acquired shares after January 31, 2008 and wish to vote at the meeting, you must contact our transfer agent, Computershare Trust Company of Canada ("Computershare"), at least ten days prior to the meeting and request in writing for them to include you on the list of shareholders entitled to vote at the meeting, and you must produce properly endorsed share certificates or establish in some other way that you own the shares.

How many shares are required for approval?

A simple majority of votes cast, in person or by proxy, is required to approve each of the items specified in the notice of meeting which accompanies this Circular.

How do I vote?

You should first determine whether you are a registered shareholder or a non-registered shareholder.

- You are a *registered shareholder* if your name appears on your share certificates or if you hold your shares on the records of our transfer agent, Computershare. If you are a registered shareholder, you can vote either in person at the meeting or by submitting your voting instructions by proxy, which means that you give another person authority to vote on your behalf.

- You are a *non-registered shareholder* if your shares are not held in your name but are held in the name of a nominee or intermediary such as a bank, trust company, securities broker, trustee or other custodian.

If I am a registered shareholder, how do I vote in person?

You do not need to do anything except attend the meeting. Do not complete or return the proxy form, as your vote will be taken at the meeting. You should register with the representatives of Computershare when you arrive at the meeting. If you wish to vote shares registered in the name of a corporation, the corporation must submit a properly executed proxy to Computershare by the proxy cut-off time which appoints you to vote the shares on behalf of the corporation.

If I am a registered shareholder, how do I vote by proxy?

If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting in one of two ways:

- You can authorize the Directors of our Company who are named on the enclosed proxy form to vote your shares as your proxyholder. If you choose this option, you can give voting instructions by mail, telephone or through the Internet. Please refer to your proxy form for instructions.

- **You may appoint a person other than the Directors to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you can appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person's name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your shares voted.** Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your six-digit control number found on your proxy form. You may choose anyone to be your proxyholder; the person does not have to be another shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare when they arrive at the meeting.

Please remember that your proxy or voting instructions must be received no latter than 4:00 pm. MT Monday, March 24, 2008, or, if the meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

If I am a non-registered shareholder, how do I vote my shares?

You are a non-registered shareholder if your shares are held in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian). There are two ways to vote your shares:

- **In person.** If you wish to attend the meeting and vote in person, you should do one of the following:

    - If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the form, you must sign and date it. Follow your intermediary's instructions for returning the proxy form.

    - If you have received a voting instruction form from your intermediary, follow your intermediary's instructions for completing the form.

- **By Proxy.** If it is not convenient for you to attend the meeting, you should do one of the following:

    - If you received a proxy form from your intermediary, you may vote by authorizing the Directors of our Company named on the form to vote your shares as your proxyholder. If you choose this option, you may complete the proxy form by indicating how you want your shares to be voted. If the intermediary has not signed the proxy form, you must sign and date it. Return the completed proxy form as instructed on the form. **Alternatively, you may appoint another person to attend the meeting on your behalf and vote your shares by printing that person's name in the blank space on the form and indicating how you want your shares to be voted.** The person you choose does not have to be another shareholder. The person named on the form must attend the meeting and vote on your behalf in order for your votes to be counted; or
    - If you have received a voting form from your intermediary, follow your intermediary's instructions for completing the form.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. **If you have appointed the Directors of our Company named on the enclosed proxy form as your proxyholder, and you have not specified how you want to vote, your shares will be voted as follows:**

- **FOR the election as Directors of the nominees set out in this circular;**

- **FOR the appointment of Ernst & Young as the auditors of the Company and the authorization of the Directors to fix their remuneration.**

What happens if any amendments are made to these matters or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, Management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

If you are a registered shareholder and you have returned a proxy form or have given voting instructions, you may revoke them in any of the following ways:

- By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare;

- By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

    - to the offices of Computershare at any time before 4:00 p.m. MT on March 24, 2008, or, if the meeting is adjourned, the business day before any adjourned meeting; or

    - to the Chairman of the meeting before the meeting starts; or

- In any other manner permitted by law.

If you are a *non-registered* shareholder, you should contact your intermediary for information on how to revoke your proxy or voting instructions.

Who is soliciting my proxy?

The enclosed form of proxy is being solicited by Management of CV Technologies and the associated costs will be borne by CV Technologies. The solicitation will be made primarily by mail but may also be made by telephone or in person. Georgeson Shareholder Communications Canada Inc. has been retained to assist in the solicitation of proxies. We will pay Georgeson $30,000 for these services, plus a fee for each telephone call they make to shareholders. Georgeson will be reimbursed for costs and expenses in connection with the solicitation.

RECEIVING ANNUAL AND QUARTERLY FINANCIAL STATEMENTS AND RELATED MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)

Our annual and quarterly reports and earnings releases are available in the "Investor" section of our website at www.cvtechnologies.com. Below we have provided information regarding distribution of our annual and quarterly reports. Please also see the next section of this circular entitled "Electronic Delivery of Shareholder Communications" for information about how to sign up for electronic delivery of these reports and other shareholder communications.

How can I receive a copy of CV Technologies' annual financial statements and related MD&A?

Our annual report includes our annual financial statements and related management's discussion and analysis (MD&A).

- If you are a *registered shareholder*, we are required to send you future annual financial reports unless you opt out of receiving them by marking the appropriate box at the bottom of your form of proxy. Shareholders who opt out of receiving future annual reports will continue to receive our management information circular, form of proxy and other shareholder mailings.

- If you are a *non-registered shareholder* and hold your interests through a Canadian intermediary, you must mark the request box on your voting instruction form/proxy form in order to receive next year's annual report. If you are a non-registered shareholder and hold your interests through a U.S. intermediary, you must complete and return the request form included in your proxy package in order to receive next year's annual report.

How can I receive a copy of CV Technologies' quarterly financial statements and related MD&A?

Our quarterly reports include our quarterly financial statements and related MD&A.

- If you are a *registered shareholder*, you must mark the request box on your form of proxy in order to receive quarterly reports.

- If you are a *non-registered shareholder* and hold your interests through a Canadian intermediary, you must mark the request box on your voting instruction form/proxy form in order to receive quarterly reports. If you are a non-registered shareholder and hold your interests through a U.S. intermediary, you must complete and return the request form included in your proxy package in order to receive quarterly reports.

ELECTRONIC DELIVERY OF SHAREHOLDER COMMUNICATIONS

Does CV Technologies provide electronic delivery of shareholder communications?

Yes, electronic delivery is being introduced as a voluntary program for our registered and non-registered shareholders. Under this program, an email notification will be sent advising you that documents (such as this circular) that must be delivered under applicable securities law are available on our website. We believe that electronic delivery will benefit the environment and reduce our costs.

How can I enroll for electronic delivery of shareholder communications?

If you are a *registered shareholder*, please go to www.computershare.com and click "Enroll for e-delivery" under the "Shareholder Services" menu. You will need your Holder Account Number and postal/zip code. You can find your Holder Account Number on the proxy form provided in your package.

If you are a *non-registered* holder, please go to www.investordelivery.com for more instructions and to register. You will need your Enrolment Number/Control Number. You can find this number on the voting instruction form/proxy form provided in your package.

BUSINESS OF THE MEETING

Financial Statements

Our audited consolidated financial statements for the fiscal year ended September 30, 2007 are included in our annual report. A copy of our annual report is available in the "Investor" section of our website at www.cvtechnologies.com. Copies were also filed on System for Electronic Data Analysis and Retrieval (SEDAR) on December 27, 2007 and are available under our Company's profile at www.sedar.com . Our audited consolidated financial statements for our 2007 fiscal year were mailed to shareholders who requested such, separate from this Information Circular, on December 28, 2007.

Election of Directors

At the meeting nine Directors are proposed to be elected. All of the nominees are currently Directors of our Company. Each Director elected will hold office until the next annual meeting of shareholders or until the Director resigns or a successor is elected or appointed. The persons named in the enclosed proxy intend to vote for the election of these nominees. Management does not believe that any of the nominees will be unable to serve as a Director but, if this should occur for any reason before the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

Under our by-laws, the Board of Directors (the "Board") may consist of up to 10 members. The Board has determined that nine Directors will be appointed at this time. The Board determines the number of Directors to be elected at any shareholder meeting.

Appointment of Auditors

It is recommended that Ernst & Young LLP be appointed as the auditors of the Company to hold office until the next annual meeting of shareholders and that the Directors be authorized to fix their remuneration. Ernst & Young LLP have been the auditors of our Company since February, 2007.

Further information regarding auditor fees paid to Ernst & Young LLP are contained in our Annual Information Form filed on SEDAR on December 27, 2007.

Pre-Approval Policies and Procedures

Our Audit Committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. The mandate of the Committee requires pre-approval of non-audit services provided by the auditors of the Company. We also engage Advisory Services from other accounting firms so as to maintain the independence of the auditors in financial reporting.

Other Business

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting of Shareholders. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common Shares represented in accordance with their best judgment on such matters.

ABOUT THE NOMINATED DIRECTORS

Maurice Edward (Ted) Bilyea, MA, BA Ontario, Canada	Corporate Director	Director since 2007 Common Shares: 29,000 Independent

After a 35-year successful career with the same company, Ted Bilyea retired in 2005 as Executive Vice-President of Maple Leaf Foods Inc. Prior to that, he was President of Maple Leaf Foods International. Mr. Bilyea joined Canada Packers, Maple Leaf Foods' predecessor company, in 1971, starting in the domestic meat operations division before moving to international trade as a specialist in Asian business development. He led a team of employees in establishing the company as the largest food exporter in Canada with substantial marketing and sales operations in the Americas, Europe and Asia. Under his leadership, Maple Leaf Foods International entered the specialized bakery business in Europe, building a highly successful bagel plant in the U.K. His team is also credited with the first commercial shipment of high protein edible soybeans from Ontario to Japan and the first shipment of chilled pork from Canada to Asia. Today, Mr. Bilyea is an Agri-food consultant specializing in innovation for clients in the private and public sectors. He co-chaired the Canadian Agri-food Marketing Council, which advised the Federal Ministers of Agriculture and Trade. He is Deputy Chair of the Science Advisory Board of Agriculture and Agri-food Canada. He also chairs the Board of the Metals in the Human Environment Research Network (MITHE-RN), serves on the Board of the Prion Research Network, (PrioNet) and the Advisory Board of the Canadian Agri-food Policy Institute. Mr. Bilyea also sits on the Board of Paterson Global Foods Inc. and is active with the Food Processors of Canada, an association he chaired for several years. Mr. Bilyea is a member of the Compensation Committee and Chairs the Intellectual Property Sub-Committee.

Kit Bing Chan Alberta, Canada	Corporate Director; President, Canada Education Inc.	Director since 2003 Common Shares: 50,000 Independent

Ms. Chan is the President of Canada Education Inc., an education services company focusing on the recruitment and placement of students and teachers to study at Alberta educational institutions. The company also provides immigration and foreign labor recruitment and placement services. Ms. Chan served over two terms on the Board of Directors of the Bank of Canada, representing the Province of Alberta from 1999 until the fall of 2006. She has served on the Boards of a number of public and private companies, and has a history of actively serving her community in numerous capacities, including a Corporation Member with World Vision. Co-chairing the 2003 Calgary United Way Campaign, member of the United Way Board and Campaign Cabinet, Mount Royal College Board and Foundation, and the University of Calgary Capital Campaign. Ms. Chan holds Bachelor of Commerce and Bachelor of Arts (Economics) degrees from the University of Saskatchewan and is a member of the Canadian Society of Immigration Consultants. Ms. Chan is a member of the Audit Committee and will serve as Vice Chair and Lead Director of the Board of CV Technologies.

Robert Bertram Church, PhD, B.Sc., M.Sc. Alberta, Canada	Professor Emeritus Faculty of Medicine University of Calgary	Director since 1998 Common Shares: 140,245 Independent

Robert B. Church is Professor Emeritus of the Faculty of Medicine of the University of Calgary. He is a past President of the Calgary Exhibition and Stampede and has served on the Board of Directors of several companies, including Connaught Laboratories Ltd., Vencap Equities Ltd., Biostar Inc. and Ciba-Geigy Ltd. He is currently on the Board of AVAC Ltd. and Canadian Agri-Food Policy Institute and is the founding Chairman of the Board of the Alberta Science and Research Authority and is currently Chairman Emeritus. Dr. Church was a founding member of the Natural Sciences and Engineering Research Council of Canada and of the Canadian Institute for Advanced Research and has been a member of the Board of the Medical Research Council of Canada and of the Alberta Research Council. He has been a founder and/or advisor of a number of start-up high technology companies, including Alberta Livestock Transplants Ltd. (1971) through to GangaGen Inc. (2004), as well as a member of the Investment Committees of the Boards of Vencap Equities Ltd. and AVAC Ltd. Through his numerous activities, Dr. Church has over thirty years experience representing investments in high technology start-up companies of well over $50 million. In 2000, Dr. Church was appointed to the Order of Canada, this country's highest honour for lifetime achievement. Dr. Church is a member of the Corporate Governance and Nominating Committee and the Intellectual Property Sub-Committee.

John Douglas Gilpin, CA Alberta, Canada	Business Advisor and Corporate Director	Director since February 2008 Common Shares: none Independent

Mr. Gilpin is a Chartered Accountant with more than 30 years of business advisory and consultancy experience. He was a partner with KPMG LLP from 1981 until his retirement from the firm in 1999. His practice focused on business advisory and assurance matters and involved work with numerous companies in the biotechnology field. Mr. Gilpin is a Director of Canada Health Infoway Inc. / Inforoute Sante du Canada, and Chairman of its Governance Committee and a member of its Finance, Investment & Audit Committee. He is also a public member of the Finance Investment & Audit Committees for each of Search Canada Inc. and the College of Physicians & Surgeons of Alberta. Mr. Gilpin serves on the Board of Directors of ViRexx Medical Corp. (TSX:VIR) as Chairman of both the Audit Committee and the Governance and Nominating Committee. He will serve as Chair of CV Technologies' Audit Committee and Enterprise Risk Management Sub-Committee.

Jacqueline Jie Shan, PhD, DSc Alberta, Canada	President, CEO & CSO;	Director since 1995 Common Shares: 4,204,716 Non-Independent

Dr. Shan was awarded a PhD with distinction in Physiology from the University of Alberta and received a Doctorate of Science in Pharmacology from Peking Union Medical College. In 1992, she co-founded CV Technologies Inc. (CVQ) in Edmonton, Alberta, Canada. In the early days at CVQ Dr. Shan assembled an in-house team of scientists with expertise in pharmacology, neurochemistry, immunology process engineering, phytochemistry, analytic chemistry, Western and traditional medicine. She is the architect of the Company's core strategy of using clinical trials and science to differentiate itself in the natural therapeutics industry. Dr. Shan was appointed CEO of CVQ in October of 2003. Dr. Shan does not serve on any CVQ Board committees.

Gordon Guy Tallman, ICD.D Alberta, Canada	Corporate Director Chairman of the Board	Director since 2003 Common Shares: 7,950,000 Non-Independent

After a long and successful 42-year career at the Royal Bank of Canada, where he served in a variety of roles, including Senior Vice President, Prairies Region, Gordon Tallman is now Chairman of CV Technologies Inc. Mr. Tallman chairs the Board of Trustees of Enbridge Income Fund Inc. and holds several other Board appointments including Big Rock Brewery Income Trust, Oilsands Quest Corp., PFB Corporation and ECL Group of Companies Ltd. He has also served on the Boards of Canadian Utilities Ltd., Calgary, Investment Saskatchewan Inc. and Gwich'n Development Corporation, Inuvik, NWT. He is the past-Chair of the Mount Royal College Foundation Board. Mr. Tallman successfully completed the Institute of Corporate Directors – Corporate Governance College Director's Education Program, obtaining Directors Certification in April 2006. He was presented with both the Alberta and Saskatchewan Centennial medals in 2005.

Patricia Ann Trottier British Columbia, Canada	Corporate Director	Director since 2004 Common Shares: 500,000 Independent

Patricia Trottier is a community leader and former investor relations and corporate communications executive with large, publicly traded companies in the oil and gas, and electronic communications industries. From 1997 to 2004, Ms. Trottier assisted in the creation and development of the Integrative Health Institute, Canada's first non-profit organization dedicated to facilitating knowledge, education and understanding of integrative health for the public and health care practitioners. This organization led to the establishment of what has become the Integrative Health Institute at Mount Royal College, where Ms. Trottier serves on the Advisory Committee. Ms. Trottier also served as Chair of the Fundacion Nan Paz, a not-for-profit organization headquartered in Quito, Ecuador with a focus on sustainable community development. Ms. Trottier is past Chair, Promoting Calgary Inc. and has served as a Director of a number of organizations including the Rocky Mountain Heritage Foundation. She is a past-Director of the Calgary Olympic Development Association, Aqua-Pure Ventures Inc., Institute for Modern & Contemporary Art, Volunteer Calgary and Canadian Investor Relations Institute, National and Alberta Chapters. In 2004 Ms. Trottier was elected to the Board of Directors of CV Technologies Inc. and serves as Chairman of the Corporate Governance and Nominating Committee and as a member of the Compensation Committee.

David Thomas Weyant, Q.C. Alberta, Canada	VP & General Counsel, Calgary Health Region	Director since February 2008 Common Shares: 10,000 Independent

David Thomas Weyant is Vice President and General Counsel for the Calgary Health Region, one of the largest fully-integrated, publicly-funded health care systems in Canada. He has been practicing law for over 17 years, both as a litigator and as a corporate/commercial lawyer. In the latter capacity he negotiated transactions including securities, outsourcing, private/public partnerships, lending, financing and other corporate commercial transactions. His expertise is frequently sought on various aspects of risk management, corporate/commercial law, health law, and corporate governance. He has served on various boards, chaired committees, and served as a member of a provincial commission, the executive of the Association of General Counsel of Alberta, as well as local and national Canadian Bar Association sections. Mr. Weyant is a member of the Institute of Corporate Directors and is currently enrolled in the Directors Education Program. He will join CV Technologies' Corporate Governance and Nominating Committee.

Hunter MacMillan Wight Alberta, Canada	Vice President, External Relations, Mount Royal College	Director since 2003 Common Shares: 50,700 Independent

Hunter Wight's 30 years as a public affairs and marketing specialist have included positions with the Calgary Exhibition and Stampede (assistant General Manager) and IBM Canada, as well as independent marketing consulting. Currently Mr. Wight is Mount Royal College's Vice President, External Relations, a position he has held since September of 2003. Since joining Mount Royal in 1988, Mr. Wight has been a member of the senior management team and has focused on building the institution's external profile and strengthening relationships with all levels of government. His key responsibilities centre on institutional advocacy, government relations, marketing, public affairs, corporate partnerships, media relationships, communications and alumni relations at the local, provincial, national and international levels. He serves a role with the Board of Governor's External Affairs Committee and The Mount Royal College Foundation Board of Directors. He is a Director of the Council for Communications Management and also served as a Director of the Canadian Council for the Advancement of Education and President of the Calgary Junior Chamber of Commerce. He currently holds memberships in the National Society for Fund-Raising Executives, the Association of Fundraising Professionals and the American Marketing Association. Mr. Wight joined the Board of CV Technologies in 2003 and is Chairman of the Compensation Committee and also serves on the Audit Committee.

Meeting Attendance of Directors in Fiscal 2007

DIRECTOR	BOARD MTG. ATTENDED	COMMITTEE MTG. ATTENDED
Maurice Bilyea	2 of 3*	-
Harry Buddle	17 of 21	16 of 18
Kit Chan	19 of 21	13 of 13
Robert Church	17 of 21	4 of 4
Jacqueline Shan, PhD	21 of 21	-
Gordon Tallman	21 of 21	7 of 9
Patricia Trottier	15 of 21	8 of 9
Hunter Wight	18 of 21	17 of 18

*Appointed member of Board of Directors on August 27, 2007

It should be noted that the summary of attendance of Directors at meetings of the Board and Committees of the Board is not strictly indicative of the contribution made by each Director and absence from a meeting may result from a variety of factors or causes. Due to the issues faced by the Company and Directors over fiscal 2007, a number of Board meetings were called on short notice.

BANKRUPTCIES, PENALTIES AND SANCTIONS

During the past ten years, none of the Directors became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of any such Director or executive officer.

Each of the Directors of the Company, other than Ted Bilyea, Douglas Gilpin and David Weyant, served in their respective roles during the period between April 19, 2007 and July 11, 2007 when the Company was subject to a cease trade order from the securities regulators in Alberta, British Columbia and Ontario. Further details regarding this cease trade order are available in the "Legal Proceedings and Regulatory Actions" section of our recently filed Annual Information Form which is available at www.sedar.com or from the Company, free of charge, upon request.

REPORT ON EXECUTIVE COMPENSATION

Compensation Committee

The Compensation Committee consists of a minimum of three members of the Board, appointed annually by the Board. In 2007, the Committee members were Hunter Wight, Patricia Trottier and Gordon Tallman. Mr. Tallman served on the Committee until February of 2007. The proposed members of the Committee for 2008 are: Hunter Wight (Chairman), Ted Bilyea and Patricia Trottier. The responsibilities and functions of the Compensation Committee are more fully described on pages 19 and 20 under the Corporate Governance section.

Program Summary

The executive compensation program consists of base pay, an annual incentive plan, a long term incentive plan and other compensation.

(a) Base Pay

Compensation levels for the executive are determined from a review of executives with comparable qualifications, experience and responsibilities at other companies of comparable size in Canadian industry. Pay data is obtained from a number of sources including established independent services specializing in compensation surveys.

(b) Annual Incentive

Annual incentives are tied to the achievement of pre-established corporate objectives. Goals are set with different achievement levels. Attainment of the annual business plan will lead to the expected (or target level) of annual incentive. Poor performance will result in no annual incentive and superior performance will lead to enhanced compensation.

(c) Long Term Incentives

The principal method of long term incentives is through the granting of stock options. The grants are designed to promote the convergence of long term interests between senior employees and our shareholders; specifically, the value of options granted increases with the value of the Company's common shares. In this manner, the long term rewards for senior employees correspond with increases in shareholder value. The option plan is described under the section "Stock Option Plan" in this Information Circular.

(d) Other Compensation

Other compensation typically includes life and disability insurance, health and medical benefits, automobile allowance and pension (Group Registered Retirement Savings Plan) benefits. These are generally available to all employees.

Compensation 2007

The following disclosure of compensation earned by certain executive officers and Directors of the Company in connection with their office or employment with the Company is made in accordance with the requirements of National Instrument 51-102 *Continuous Disclosure Obligations*. Disclosure is required to be made in relation to Named Executive Officers, being those individuals who served as the Chief Executive Officer, Chief Financial Officer and each of the Company's three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose salary and bonus exceeded $150,000.

Chief Executive Officer's Compensation

Dr. Jacqueline Shan's compensation program is consistent with the principles described in the Program Summary in the Report on Executive Compensation. Her compensation for calendar year 2007 consisted of a base salary of $325,000 (2006 -$275,000), an employee RRSP, an automobile and medical and health benefits. As indicated in the Summary Compensation Table, Dr. Shan's bonus amount earned and reported in financial year 2006 was repaid in full in financial year 2007. This resulted in reducing her financial year 2007 salary by the bonus amount earned in financial year 2006 ($38,101). No bonus was earned for financial year 2007.

PERFORMANCE GRAPH

The following graph shows the cumulative shareholder return over five years of $100 invested in Common shares of CV Technologies, relative to the cumulative total return on $100 invested in the S&P/TSX Composite Index.



CVQ-T 712.5%
TTT-T 124.94%
4400%
4000%
2400%
2000%
1600%
1200%
0%
12/06/2003
10/08/2004
08/12/2005
06/16/2006
04/20/2007

Summary Compensation Table

The following table sets forth the compensation awarded or paid to the Company's Named Executive Officers during the financial years ended September 30, 2005, 2006 and 2007. The aggregate compensation for all other executive officers during the financial year ended September 30, 2007 was $433,462.

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	Financial Year Ended	Salary ($)	Bonus ($)[1]	Other Annual Compensation Fees, Commissions, etc. ($)[2]	Securities Under Options Granted (#)	All Other Compensation ($)[3]
Jacqueline Shan, PhD – President, CEO and CSO	2007	274,399.00	Nil	Nil	Nil	9,107.00
	2006	257,212.00	38,101.00	Nil	Nil	50,057.00
	2005	218,875.00	Nil	Nil	3,550,000	9,745.00
Gordon Brown – CFO	2007	142,969.00	Nil	Nil	Nil	39,161.00
	2006	133,731.00	12,031.00	Nil	Nil	Nil
	2005	92,267.00	Nil	Nil	500,000	Nil
Wally Yit – Vice President, Operations	2007	142,199.00	Nil	Nil	Nil	4,650.00
	2006	137,500.00	12,801.00	Nil	Nil	12,899.00
	2005	121,250.00	Nil	Nil	Nil	3,638.00
Warren Michaels – Vice President, Communications	2007	133,538.00	Nil	Nil	Nil	25,035.00
	2006	125,000.00	11,463.00	Nil	Nil	9,700.00
	2005	103,500.00	Nil	Nil	Nil	3,975.00
Lei Ling, PhD – Vice President, Product Development	2007	133,713.00	Nil	Nil	Nil	4,350.00
	2006	125,000.00	11,288.00	Nil	Nil	7,700.00
	2005	89,583.00	Nil	Nil	150,000	2,688.00

Notes:

1. This column includes awards earned under a bonus plan. Awards are contingent upon the achievement of pre-established corporate objectives. In view of the Company's financial position, bonus amounts earned and reported in financial year 2006 were repaid in full by all Named Executive Officers in financial year 2007. This resulted in reducing their financial year 2007 salaries by the bonus amounts earned in financial year 2006.
2. Perquisites and other personal benefits received in the respective periods did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers.
3. The dollar amounts set forth under this column relate to RRSP contributions made by the Corporation on behalf of the Named Executive Officer and vacation pay relating to previous years, paid out in the current year.

Long Term Incentive Plans

The Company currently has no long term incentive plans ("**LTIPs**"), other than options granted from time to time by the Board of Directors under the provisions of the Stock Option Plan.

Stock Option Plan

The Company has adopted a stock option plan (the "Stock Option Plan"). A total of 10,952,935 Common Shares are currently reserved for the issuance of options to purchase common shares pursuant to the Stock Option Plan ("Options"). The Stock Option Plan and all subsequent material amendments have been approved by the shareholders of the Company. The terms of the Stock Option Plan are discussed below. The Stock Option Plan is currently the Company's only security-based compensation arrangement pursuant to which securities may be issued from treasury by the Company.

The maximum number of common shares of the Company issuable pursuant to the Stock Option Plan is not to exceed 22,170,442 subject to certain exceptional circumstances involving, *inter alia*, subdivisions, consolidations, reclassifications and the payment of stock dividends (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Company. Common Shares in respect of which Options are not exercised shall be available for subsequent Options under the Stock Option Plan. Options are non-transferable and non-assignable. No fractional shares may be purchased or issued under the Stock Option Plan.

Options may be granted to directors, officers, employees or consultants of the Company or of any subsidiary of the Company. The expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option, and any other terms and conditions relating to the Options are to be determined by the Board; however, if no specific determination is made by the Board on the preceding matters, the period during which an Option is exercisable shall be six years from the date of grant and the exercise price shall be deemed to be the closing price of the Common Shares on the last business day preceding the day on which the Options are approved by the Board (the "**Market Price**"). The Board typically grants options that vest evenly over a five year period from the date of grant. The exercise price on Common Shares that are subject to any Option shall in no circumstances be lower than the Market Price of the Common Shares at the date of grant.

Subject to certain exceptions (as described in this section) and to any express resolution passed or corporate policy, an Option, and all rights to purchase Common Shares, expire and terminate immediately upon the holder of the Options (the "Optionee") ceasing to be a director, officer, full-time employee or consultant of the Company or of any subsidiary. Notwithstanding the foregoing, if, for any reason whatsoever (other than termination of an employee by the Company or any subsidiary for cause) before the expiry of an Option held by an Optionee who is a director, officer, employee or consultant, such Optionee ceases to be at least one of a director, officer, employee, or consultant, including termination by reason of the death of the Optionee, such Option may, subject to the terms thereof and any other terms of the Stock Option Plan, be exercised by the Optionee, or, if the Optionee is deceased, by the legal personal representative(s) of the estate of the Optionee as follows: (a) during the first 90 days following the date of death of the Optionee, if the Optionee dies; (b) at any time within 90 days from the date notice of termination of the employment of the Optionee is given to the Optionee by the Company or any subsidiary if the Company or any Subsidiary is terminating the Optionee's employment; or (c) at any time within 90 days from the date notice of termination of the employment of the Optionee is given to the Company or any subsidiary by the Optionee if the Optionee is terminating his employment, but in either case, prior to the expiry of the Option in accordance with the terms thereof.

The total number of Common Shares to be optioned to any Optionee under the Stock Option Plan shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Option. As well, the maximum number of Common Shares which may be reserved for issuance to any one consultant or employee conducting investor relations activities under the Stock Option Plan shall not exceed 2% of the Common Shares outstanding at the time of the grant (on a non-diluted basis).

The Stock Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Company. If, during the term of an Option, the Company files articles of arrangement or is merged into or amalgamated with any other corporation or entity, or the Company sells the whole or substantially the whole of its assets and undertaking for securities of another corporation or entity (a "**Transaction**"), the Options would be modified so that the Optionee will receive that number of securities of the successor Company or entity that he or she would have

received as a result of such Transaction if the Optionee had purchased Common Shares immediately prior to the Transaction. Additionally, if a take-over bid that is not exempt from the take-over bid requirements of the *Securities Act* (Alberta) is made for the Common Shares, or a Transaction which has not been negotiated and approved by the Board is made with respect to the Company (an "**Unsolicited Transaction**"), Optionees have the right to immediately exercise all unexercised Options held by such Optionee, whether vested or not at such time, in order to tender such Common Shares to the take-over bid or Unsolicited Transaction. If such Common Shares are not tendered to or taken up under the take-over bid or Unsolicited Transaction, any Common Shares so acquired by the Optionee of the exercised Options are deemed to be cancelled and returned to the Company and the Options and the consideration paid by the holder to exercise such Options will be returned to the Optionee.

The Board may amend, suspend or discontinue the Stock Option Plan at any time, provided, however, that no such amendment may increase the maximum number of Common Shares that may be optioned under the Stock Option Plan, change the manner of determining the exercise price or, without the consent of the Optionee, alter or impair any Option previously granted to an optionee under the Stock Option Plan. Any amendment to the Stock Option Plan is subject to the pre-clearance of such amendment by the TSX and no amendment, suspension or discontinuation of the Stock Option Plan may contravene the requirements of the TSX or any securities commission or regulatory body. Such stock exchange rules may require shareholder approval prior to any such amendment.

Options Granted During the Financial Year Ended September 30, 2007

No Options were granted to any of the Five Named Executive Officers in the Fiscal year 2007.

Options Exercised During the Financial Year Ended September 30, 2007

The following table summarizes the number of Common Shares acquired pursuant to exercises of Options by the Named Executive Officers during the financial year ended September 30, 2007, if any; the aggregate value realized upon such exercise, if any; and the number of Common Shares underlying unexercised Options under the Stock Option Plan as at September 30, 2007. Value realized upon exercise, if any, is the difference between the market value of the Common Shares on the exercise date and the exercise or base price of the Option.

Aggregated Option Exercises During the Most Recently Completed Financial Year and

Financial Year End Option Values - September 30, 2007

Option Exercises between			Unexercised Options at Financial Year-End (#)		Value of Unexercised in-the-Money Options at Financial Year-End ($) [2,3]	
Name and Principal Position	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Jacqueline Shan, PhD [1]	600,666	$2,297,037.00	6,780,519.00	30,000	3,190,389.00	-
Gordon Brown	-	-	200,000.00	300,000	-	-
Wally Yit	-	-	373,916.00	-	91,542.00	-
Warren Michaels	117,000	$284,465.00	383,000.00	-	80,430.00	-
Lei Ling, PhD	-	-	210,000.00	90,000	-	-

Notes:

1. Jacqueline Shan, PhD, forfeited 3,500,000 Options during the fiscal year ended September 30, 2007. Original grant date was March 3, 2005 with an expiry date of March 3, 2010 and an exercise price of $2.84.
2. The value of unexercised in-the-money Options at year-end is based on the closing price of the Common Shares on the TSX on September 28, 2007 that was $0.92 per share.
3. "In-the-money" means that the market value of the Common Shares underlying the Options on that date exceeded the option exercise price.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders [1]	10,952,935	0.89	5,365,007
Equity compensation plans not approved by securityholders	-	-	-
Total	10,952,935	0.89	5,365,007

Note: 1. The Stock Option Plan is our only securities-related compensation plan.

Agreements with Named Executive Officers

Dr. Jacqueline Shan has an employment agreement that has been in effect since May 10, 2000. In the event of termination for cause, there is no severance package. For termination without cause, Dr. Shan will receive a severance package equal to twelve months salary and benefits.

Each of the other Named Executive Officers (other than the Chief Executive Officer) has an employment agreement that has been in effect since their employment date. The terms of the agreements are substantially similar in form. In the event of termination for cause, there is no severance package. For termination without cause, the Named Executive Officer will receive a severance package equal to six months base salary.

COMPENSATION OF DIRECTORS

Compensation levels for Directors are determined from a review of Director compensation practices at other companies of comparable size in Canadian industry. Data is obtained from a number of sources including established independent services specializing in Director compensation surveys.

The table below sets forth the annual retainers and attendance fees paid to our non-management Directors. This fee schedule was approved in November, 2007. In fiscal 2007 the total remuneration for non-employee members of the Board was $309,164. Management Directors do not receive compensation for their service as Directors.

Annual retainer for Board Chair	$40,000
Annual retainer for Vice Chair and Lead Director*	30,000
Annual retainer for Committee Chairs	30,000
Annual retainer for Directors	25,000
Each Board meeting attended	1,000
Each Committee meeting attended	500

*At its November 2007 meeting, the Board determined, with legal advice, that Mr. Gordon Tallman was no longer an independent Chair and the position of Lead Director was created.

PRINCIPAL SHAREHOLDER

As at the date of this information Circular, 105,401,006 Common Shares were issued and outstanding.

To the knowledge of our Directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of the votes attached to all of the issued and outstanding Common Shares, other than as set forth below:

Shareholder Name	Number of Common Shares Held by Brubuck Inc.*	Percentage of Issued and Outstanding Common Shares
Bruce Buchanan British Columbia, Canada	13,710,309	13.09%

*Brubuck Inc. is a company owned 100% by Bruce Buchanan

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As at February 1, 2008, there was no indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) of the officers, Directors and employees of our Company and our subsidiaries owing to our Company or any of our subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of CV Technologies or associate or affiliate of them has had any material beneficial interest in any transaction since the beginning of our last financial year or in any proposed transaction which has or will materially affect the Company, except as disclosed below.

Gordon Tallman, Chairman of the Board, provided a $5 million guarantee, secured by common shares of a non-related publicly traded company, as part of the security for the new financing facility. On July 16, 2007, the Company began incurring monthly fees of 0.5% as consideration for the guarantee. Guarantee fees accrued in fiscal year 2007 were $63,000.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Under its by-laws, The Company indemnifies its Directors and Officers to the extent permitted by the Business Corporations Act (*Alberta*) (the "ABCA"). In addition, the Board of Directors has approved an Indemnity Agreement formalizing the obligations of the Company to each Director and Officer with respect to indemnity for liability which the Officer and Director may incur as a result of acting as a Director and/or Officer of the Company and certain subsidiaries of the Company. CVQ has purchased insurance permitted under subsection 124 of the ABCA for the benefit of its Directors and Officers in respect of certain liabilities that may be incurred by them in such capacities.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We believe in the importance of a strong Board and sound corporate governance policies and practices to direct and manage the affairs of our Company.

Good corporate governance is essential to attracting and retaining the trust of our shareholders, our employees and the communities we work in. We also believe it enhances our performance.

We continually strive for transparency in all of our actions and for disclosure that's clear and complete. We review best practices and keep a pulse on new developments in corporate governance with a view to adopting them when we think they make good business sense for CV Technologies.

- A substantial part of our executive compensation is tied to corporate performance.
- The Board uses feedback tools to assess the overall effectiveness of the Board, its committees and the Chairman as well as to provide feedback on individual Directors.
- The Corporate Governance and Nominating Committee uses a set of criteria and procedures to assess potential nominees as Directors.
- We comply with Multilateral Instrument 52-110 on Audit Committees.

Set out in the following table, are the details of CVQ's practices in compliance with applicable regulations presented within the framework of Form 58-101F1 *Disclosure of Corporate Governance Practices.*

Corporate Governance Practices

1. Board of Directors

a) Independent Directors proposed for 2008 are: Maurice Edward Bilyea, Kit Bing Chan, Robert Bertram Church, John Douglas Gilpin, Patricia Ann Trottier, Hunter MacMillan Wight and David Thomas Weyant.

b) On an annual basis, the Corporate Governance and Nominating Committee ("CGNC") reviews questionnaires completed by the current Directors to determine Board member independence and additional independence requirements of Audit Committee members. The independence of the Directors is determined annually by the Board, based on the recommendations of the CGNC, in light of the regulations in force and corporate governance best practices.

c) Dr. Jacqueline Jie Shan is a member of the Board and, by virtue of her position with the Company, is not considered an independent Director. Our Chairman, Mr. Gordon Tallman provided a $5 million guarantee, secured by common shares of a non-related publicly traded company, as part of the security for our new financing facility. On July 16, 2007 we began incurring monthly fees of 0.5% as consideration for the guarantee. As a result, the Board has determined Mr. Tallman to be non-independent.

d) The majority of Directors are independent. Each year the CGNC reviews independence status for each Director through completion of a Director Independence worksheet. A recommendation is then made to the full Board.

e) The following Directors hold directorship positions in other reporting issuers:

J. Douglas Gilpin	ViRexx Medical Corp.	TSX:VIR
Gordon Tallman	Big Rock Brewery Income Trust	TSX:BR.UN
	Oilsands Quest Inc.	AMEX:BQI
	Enbridge Income Trust Fund	TSX:ENF.UN
	PFB Corporation	TSX:PFB

f) Executive Sessions: The Board holds regular executive sessions at which non-independent members and members of management are not in attendance. Such meetings were held at every scheduled Board meeting in fiscal year ended September 30, 2007. The Lead Director acts as Chairman of executive sessions. The Board Committees also hold meetings at which management is not present.

g) The Chairman of the Board, Gordon G. Tallman, is a non-independent Director. The role and responsibilities of the Chairman include, among other duties, the following: ensure all required business is brought before the Board to enable the Board to carry out its duties and that the Board is receiving timely information of appropriate quality; ensure business required to be brought forward to meetings of shareholders is brought forward; ensure the Board meets in regular executive session without management present; provide leadership and mentorship to the Board and the CEO. In November 2007, the Board determined, with legal advice that Mr. Tallman was no longer independent by virtue of his receiving consideration for a loan guarantee, secured by common shares of a non-related publicly traded company, as part of the security for the new financing facility entered into by CV Technologies. With this decision, the Board appointed a Lead Director whose general responsibility is to provide leadership to ensure that the Board functions independently of management and other non-independent Directors. The Lead Director chairs the executive sessions with non-independent Directors and members of management not in attendance. Mr. Buddle was appointed Lead Director from November to the time of the Annual General Meeting, at which time Ms. Chan will assume the responsibilities for this position.

h) The Board held 21 meetings in fiscal 2007. A record of attendance by Directors at meetings of the Board is set out in this Management Information Circular on page 9 under *Meeting Attendance of Directors in Fiscal 2007.*

2. Board Mandate

The Board has adopted a formal Mandate for itself. The Mandate is posted on the Governance section of the Corporate Web site at www.cvtechnologies.com and on SEDAR at www.sedar.com. The written Mandate, among other duties, provides that the Board is responsible for the stewardship of the Company, including the creation of a culture of integrity; the adoption of a strategic planning process; the identification of principal risks of the business and appropriate systems to manage those risks; succession planning; the Company's approach to Corporate Governance, including corporate disclosure practices and integrity of internal control and management information systems.

3. Position Descriptions

a) Written position descriptions have been developed for the positions of Chairman of the Board, Lead Director, Committee Chairmen, as well as individual Directors. These are reviewed annually.

b) The Board and CEO have developed a written position description for the President and CEO, which is reviewed annually. The position objectives are established with the development and evolution of the Company's corporate strategy and have the underlying goal of maximizing shareholder value.

4. Orientation and Continuing Education

a) **Orientation for New Directors:**

Prior to joining the Board, the new Director has in-depth discussions with the Chairman of the Board with respect to Director expectations, the specific role of the new Director within the Board (based upon his or her particular talents and experience) and the anticipated time commitment. Each Director receives relevant corporate and business information on the Company, the Board, and its Committees. As well, an onsite visit is planned for the new Director. Board meetings are combined with presentations by management and employees to give Directors additional insight into the Company's business and to educate and keep them informed of changes within the Company and of regulatory and industry requirements and standards. In addition, management makes itself available for discussion with all members of the Board.

b) **Continuing Education:**

Directors are made aware of their responsibility to keep themselves up to date with best Director and Corporate Governance practices and are encouraged and funded to attend seminars that will increase their own and the Board's effectiveness. Experts, from time to time, make in-house presentations to the Board on subjects relevant to the performance of Director duties. As part of the CGNC Report to the Board, articles of interest and relevance to Board governance are included in the agenda package. As well, the Secretary to the CGNC is available to Board members as a resource for researching any questions raised by the CGNC or the Board. The CGNC feels these efforts are sufficient to keep Directors current and costs reasonable.

5. Ethical Business Conduct

a) The Board has adopted a written *Core Values and Code of Conduct* (the "**Code**") for Directors, officers and employees, which is discussed with all employees and is re-signed annually by officers and members of the Board of Directors. This Code, among other matters, specifically includes guidelines with respect to

(i) conflicts of interest;
(ii) protection and proper use of corporate assets and opportunity;
(iii) confidentiality of corporate information;
(iv) fair dealing with our security holders, customers, suppliers, competitors and employees;
(v) compliance with laws, rules and regulations and reporting of any illegal or unethical behaviour.

This Code does not incorporate or make reference to all policies, but acts as a synthesis of the key policies and principles that should govern all conduct. Under the direction of the Audit Committee, The Company has instituted a "Whistle Blowing" system that accommodates a confidential and anonymous process for reporting Code violations or perceived violations. This provision is incorporated in the Company's *Business and Employee Protection Guide.* The Board is committed to maintaining compliance with the Code, and through the CGNC monitors compliance on a regular basis, and with a formal annual review. No waivers to this Code have been requested and accordingly, no material change report has been required or filed. Documents are available on the corporate Web site at www.cvtechnologies.com.

b) **Independent Judgment:**

In selecting Board members, care is given to ensure the Board is comprised of a majority of Directors who are independent of management, independent in character and judgment and free from any business or other relationship or circumstance which is likely to affect, or could appear to affect, the exercise of their independent judgment. The CGNC annually reviews the outside activities of Directors to ensure there are no areas of conflict of interest. Directors have a duty to report any conflict of interest to the Chairman of the Board or the Chair of the CGNC. Should a situation ever arise where there is a conflict, or the appearance of a conflict, that Director would be required to refrain from participating in a Board discussion and Board resolution vote with regard to that specific conflict of interest.

c) **Culture of Ethical Business Conduct:**

The Board advocates a culture of ethical business conduct and integrity throughout the Company and sets the tone for business ethics and ethical conduct and attributes great importance to compliance with the Code. It is the responsibility of the CGNC to review compliance with this Code and, on behalf of the Board, satisfy itself as to the integrity of the CEO, other senior officers and Directors with respect to setting the example and creating a culture of integrity throughout the Company.

6. Nomination of Directors

a) Identification of New Board Candidates:

Directors will be expected to bring to the Board the broadest possible knowledge and depth of experience from their chosen business or profession. The Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. In proposing candidates to the Board of Directors, the CGNC reviews business interests and relationships of the candidates to ensure that such nominees would be able to act in the Company's best interests. The CGNC has developed a "*Board Recruitment Process – Qualification & Selection Criteria for Directors*" which covers areas such as: general qualifications, legal requirements, desired business background experience, attributes and recruitment principles. This is reviewed annually and updated as necessary. In addition, under the oversight of the CGNC, the Board conducted a skills assessment inventory analysis, the results of which will be used when considering potential Directors to complement the existing Board.

b) Nominating Committee:

The Board has established a CGNC. Members proposed for 2008 are: Patricia Trottier (Chairman), David Weyant and Robert Church. All proposed members are independent.

The CGNC has a written Mandate that clearly establishes the Committee's purpose, responsibilities, member qualifications, member appointment, structure and authority and manner of reporting to the Board. This Mandate is on the web site at www.cvtechnologies.com.

The CGNC also has the right to engage, at the Company's expense, an outside advisor, as do all Board Committees. In making its recommendations to the Board on Director nominees and the size of the Board, the CGNC reviews the skills and competencies needed to complement those possessed by the current Board, and identifies candidates whose profiles match these needs.

The CGNC is mandated to ensure that the Board has the right balance of competencies and skills, and that the contributions of the Board Chairman, the Lead Director, Board members, Committees of the Board, and the Board as a whole are reviewed on an annual basis. A process has been established which involves questionnaires that are completed by individual Board members.

The CGNC is responsible for the process of evaluation of the full Board and ensures that all Board Committees also conduct self-evaluations on an annual basis. The CGNC monitors the quality of the relationship and communication between management and the Board and makes recommendations for improvement as necessary.

On an annual basis, through a questionnaire, the CGNC conducts a review of the outside activities of officers and Directors to ensure there are no conflicts of interest and to assess independence. The CGNC makes independence recommendations to the full Board.

c) Responsibilities, Powers and Operation of CGNC:

The functions performed by the CGNC include, among other matters:

- selecting the individuals qualified to serve on the Board of Directors (consistent with criteria that the Board has approved) for election by shareholders at each annual meeting of shareholders and to fill vacancies on the Board of Directors
- overseeing the evaluation of the performance of the Board and the adherence by each of the Audit, Compensation and Corporate Governance and Nominating Committees of the Board of Directors to their respective mandates, and
- developing, assessing and recommending to the Board, corporate governance policies and procedures.

The CGNC ensures the Company has an appropriate disclosure and communication system in place. The Company employs one investor relations professional and complies fully with all regulatory requirements. Systems are in place to ensure effective communication with the public and with

shareholders, as well as to ensure compliance with regulatory and disclosure obligations. A formal communication policy is contained in the Company's *Public Disclosure Policy*, including the *Insider Trading Policy*, updated and approved by the Board in April, 2007. The Board reviews the content of all major disclosure documents. This includes, among others, the Annual Information Form, Management Information Circular, Financial Statements and Management's Discussion and Analysis. The Director of Investor Relations is the liaison between shareholders and the Board. On request, shareholder communication will be forwarded to the Board. The Lead Director would receive and, if appropriate, determine action on any communications from interested parties that are addressed to the independent Directors.

The Company periodically sets trading blackout periods for employees and Directors in advance of news releases, quarterly and annual financial reports and in other circumstances as deemed appropriate. Management has established a Disclosure Committee responsible for developing, implementing and monitoring the disclosure process at the Company. The Disclosure Committee meets as needed, and in connection with financial disclosure and executive certification of applicable documents

The Company is committed to maintaining the highest standards of Corporate Governance. The CGNC monitors on a regular basis the current corporate governance best practices and reports to the Board on a regular basis. The CGNC is aware of the changing regulatory environment and ensures that the Company complies with all requirements. Furthermore, the CGNC ensures the adoption of a proactive approach to corporate governance by adhering to best practices and guidelines. The *Corporate Governance Guidelines and Director Expectations* document is reviewed annually.

7. **Compensation**

a) **Directors and Officers**: In accordance with the policies and principles set forth in its Mandate, the Compensation Committee is responsible, among other matters, for annually reviewing and recommending the form and amount of Director compensation. The Committee submits its recommendation to the Board to ensure that such compensation realistically reflects the responsibilities and risks associated with the position of Director. The Committee is also responsible for recommending the form and amount of the CEO compensation. With respect to officers of the Company, the Compensation Committee is responsible for reviewing recommendations of levels of salary, bonus, benefits and incentives, stock option plans and/or other equity participation plans (collectively "**Compensation**") provided to officers, considering new trends in compensation among companies of similar sizes and in analogous industries.

b) **Composition:** The Compensation Committee consists of a minimum of three Directors, appointed annually by the Board. The proposed members of the Committee for 2008 are: Hunter Wight (Chairman), Ted Bilyea , and Patricia Trottier. All proposed members are independent.

c) **Responsibilities, Powers and Operations of the Compensation Committee:**

- Make recommendations to the Board with respect to incentive compensation and equity based plans, and significant changes to pension and other benefit plans for the Board and CEO;
- Engage outside compensation, legal and accounting advisors as it determines necessary to carry out its duties and to approve those fees and other retention terms as it relates to such evaluation. No outside consultants were hired in this fiscal year;
- Adopt, administer, approve and ratify awards under incentive compensation and stock plans, including amendments to the awards made under any such plans, and review and monitor awards under such plans;
- Annually review and recommend the compensation for Directors;
- Review executive compensation disclosure before being made public by the Company;

- Review with the Chief Executive Officer and comment upon recommendations for:
  - the compensation plans for senior executive officers of the Company;
  - recommendations for the appointment of senior executive officers prior to consideration by the Board;
  - employment contracts for senior executive officers and any other individual financial arrangements;
  - termination settlements for senior executive officers;
  - the general compensation plans for the Company.

8. Board Committees

The Board has three formal Committees: Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee.

9. Annual Assessments

The Board as a whole completes an annual self-evaluation under the direction of the CGNC. Each Board Committee also conducts an annual self-evaluation. This year the Board initiated a peer review component as part of the Board self-evaluation.

10. Audit Committee

a) **Mandate:** The Audit Committee has a comprehensive written Mandate, amended and approved by the Board of Directors in December 2007. A copy of the Mandate was filed with our Annual Information Form on SEDAR (www.sedar.com) on December 27, 2007. This document describes the Committee's responsibilities.

b) **Composition:** The Board has concluded that all members of the Committee are independent and financially literate within the rules of the Audit Committee.

Our new Director, J. Douglas Gilpin, is a Chartered Accountant with more than 30 years of business advisory and consultancy experience. He was a partner with KPMG LLP from 1981 until his retirement from the firm in 1999. His practice focused on business advisory and assurance matters and involved work with numerous companies in the biotechnology field. Mr. Gilpin will be assuming the position of Chairman of the Audit Committee.

Kit Chan has an accounting background in her career and is experienced in business. Ms. Chan is a Director with previous membership on the Human Resources, Planning and Budgeting, and Currency Advisory Committees of the Board of the Bank of Canada.

Hunter Wight is the Vice President of an educational institution and has experience in budgeting, fund raising and general management.

All members have the ability to read, question and understand the financial statements of the Company, and understand the concept of Generally Accepted Accounting Principles. In addition, the Audit Committee has the authority to engage the advice of specialists and professionals on complex topics. The members understand and can evaluate internal control and procedures.

The Company has established an Enterprise Risk Management Sub-Committee to oversee the implementation of internal controls over financial reporting. The Committee members include Douglas Gilpin (Committee Chair), Dr. Jacqueline Shan (CEO), Gordon Brown (CFO), Kit Chan (Audit Committee member), Tanya Mastaller (Controller), and Katarine Alves, Sr. Accountant. This committee reports back to the Audit Committee and Board of Directors.

c) **Exemptions:** The Company has not relied upon Exemptions under MI 52-110, Section 2.4 (De Minimis Non-audit Services), Section 3.2 (Initial Public Offering), Section 3.4 (Events Outside Control of Member), Section 3.5 (Death, Disability or Registration of Audit Committee Member), or granted under part 8 (Exemptions).

The Company has not relied upon Exemptions under Section 3.3(2) (Controlled Companies) or Section 3.6 (Temporary Exemption for Limited or Exceptional Circumstances).

The Committee has not relied upon Section 3.8 (Acquisition of Financial Literacy) for any of its members.

d) **Audit Committee Oversight:** The Audit Committee was delegated the responsibility to review and release interim financial disclosures. The Board retains the responsibility to review and release annual reports. At no time during the year did the Board overrule a decision or recommendation of the Audit Committee.

ADDITIONAL INFORMATION

In addition to being available at www.cvtechnologies.com, our Core Values and Code of Business Conduct, our Corporate Governance Guidelines and Director Expectations and the Audit Committee Mandate are also available in print to any shareholder who requests a copy in writing. Additional information relating to the Company is available at www.sedar.com . Financial information is provided in the Company's comparative financial statements and related Management's Discussion & Analysis (MD&A) for the year ended September 30, 2007. These documents are available on the corporate web site or in print to any shareholder who requests a copy in writing addressed to: CV Technologies Inc., 9604 – 20th Avenue N.W., Edmonton, Alberta, T6N 1G1, Attention Jane Tulloch, Corporate Secretary.

DIRECTORS' APPROVAL

The contents and sending of this circular to shareholders of the Company have been approved by our Board of Directors.

Jane Tulloch

Jane H. Tulloch
Corporate Secretary to the Board of Directors
Edmonton, Alberta

February 1, 2008

END